UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-10784

NOTIFICATION OF LATE FILING	CUSIP NUMBER 00175KAC8

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AMERICAN MEDIA, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1000 American Media Way
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33464
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Media, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 within the prescribed time period due to a delay in obtaining and compiling information required to be included therein, which delay could not be eliminated by the Company without unreasonable effort and expense.

The Company plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 no later than the fifth calendar day following the prescribed due date of August 15, 2016, being August 22, 2016.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Polimeni	(561)	997-7733
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
		Yes ☑	No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		Yes ☑	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report total operating revenues of $49.0 million and operating income of $5.6 million for the quarter ended June 30, 2016, compared to total operating revenues of $56.1 million and operating income of $5.0 million reported for the quarter ended June 30, 2015. The decline in operating revenues were due to (i) the decline in the celebrity magazine market, (ii) the decline in advertising pages sold due to the continuing trend of advertisers shifting advertising spending from print to other media sources and (iii) the timing of certain non-recurring revenue streams.

All financial information related to the quarter ended June 30, 2016 in this Form 12b-25 is preliminary in nature, is based on internal information and remains subject to further review and finalization of the Company's reporting process. Such information is presented as of the date of this filing and, except as required by law, the Company undertakes no obligation to update any of this financial information.

American Media, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2016	By	/s/ Christopher V. Polimeni
Christopher V. Polimeni
Executive Vice President, Chief Financial Officer and Treasurer